

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2012

Via E-mail
Denise Smyth
Chief Financial Officer
First Century Bancorp
807 Dorsey Street
Gainesville, Georgia 30501

> **Re:** **First Century Bancorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed May 16, 2011**
> **File No. 001-16413**

Dear Ms. Smyth:

We have reviewed your response letter dated September 9, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

General

1.   Please file on EDGAR your response to prior comment 21 in our letter dated August 9, 2011.

Investment Securities, page 37

2.   Please refer to your response to comment 6 of our August 9, 2011 letter. Please provide us and revise future filings to discuss in more detail the specific nature of these investments and the criteria used to identify and purchase them. Identify the issuers and the seniority of the securities within the investment structure. Revise MD&A to include a discussion of sale of investments held to maturity, how that sale reflects your disclosure here and quantify the gain or loss at which the securities were sold.

Exhibit 99.1

Consolidated Statements of Income

Non-Interest Income, page 4

3.   Please refer to your response to comment 14 of our August 9, 2011 letter. Your response does not address the presentation of the gain or loss on the sale of loans held for sale. Please revise or advise. Refer to ASC 860-20-50.   Similarly, please revise the statements of cash flows to present the changes in loans held for sale on a gross basis, including originations, proceeds from sales, and gains/losses on those sales.

Note 2. Investment Securities, page 15

4.   Please refer to your response to comment 18 of our August 9, 2011 letter. Please provide us and revise future filings to include a complete discussion of the facts and circumstances surrounding the sale of investment securities held to maturity, identifying the issuer(s), the type(s) of securities sold, and a discussion of the credit deterioration referenced in your response. Discuss whether or not you have further exposure to these or similar securities.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Paul Cline at (202) 551-3851 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel